082-34640

File number ~~82-524~~

RECEIVED
2007 AUG -8 A 6:51

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission [redacted]
Office of International Corporate Finar
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

07025811

2 August 2007

SUPPL

Dear Sir

Friends Provident plc - File number ~~82-524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

19-Jun-07	Board Appointment
26-Jun-07	Treasury shares
26-Jun-07	Holding in Company
27-Jun-07	Holding in Company
29-Jun-07	Total Voting Rights
10-Jul-07	Director/PDMR Shareholding
20-Jul-07	Treasury shares
23-Jul-07	Rule 2.10 Announcement
25-Jul-07	Announcement of merger
26-Jul-07	Rule 2.10 Announcement - amendment
31-Jul-07	Holding in Company
31-Jul-07	Total Voting Rights
31-Jul-07	Holding in Company

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

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2007 AUG -8 A 6:51

Company	Friends Provident PLC
TIDM	FP.
Headline	Board Appointment
Released	15:45 19-Jun-07
Number	6395Y

RNS Number:6395Y
Friends Provident PLC
19 June 2007

Friends Provident plc

Board Appointment

Friends Provident plc, the FTSE 100 financial services group, has appointed Gerhard Roggemann, 59, to the Board as an independent Non-Executive Director. He has also been appointed to the Board of F&C Asset Management plc as a Non-Executive Director.

Gerhard Roggemann is currently Vice Chairman of Hawkpoint Partners Europe, responsible for the development of its German business, and a Non-Executive Director of Deutsche Borse AG.

After qualifying as a barrister he spent a large part of his professional career with JP Morgan, mostly in Trading and Securities-related activities. Positions held included Managing Director of JP Morgan's German branch in Frankfurt and Regional Treasurer Asia Pacific in the Tokyo office.

Gerhard Roggemann then spent an aggregate of 13 years on the Management Boards of two German Landesbanks, joining the Executive Board of Norddeutsche Landesbank in 1991, and of Westdeutsche Landesbank (WestLB AG) in 1996, where he focused mainly on Trading and Asset Management.

Gerhard's previous Board appointments include AXA Lebensvericherungs AG , AXA Kapitalanlagegesellschaft mbH, Deka Bank, Fresenius AG, Hapag Lloyd AG and VHV Holding AG.

Commenting on the appointment Sir Adrian Montague, Chairman of Friends Provident, said:

"I am delighted to welcome Gerhard to the Board. He brings a fresh perspective and considerable financial expertise in asset management, banking and insurance as well as a wealth of experience from working within the German and Asian markets. These will prove invaluable to the Friends Provident Group, particularly as we develop our international dimension. We very much look forward to working with him."

- Ends -

For further information, please contact:

Gordon Ellis Friends Provident plc 01306 654 802

Ref: H123

Notes to Editors

About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs approximately 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

Now in its 175th anniversary year, the business was founded on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

Fast growing

UK Life & Pensions:

- 2006 new business sales up 30%, growth underpinned by award-winning service

International Life & Pensions:

- Friends Provident International - 2006 new business sales up 16%
- Lombard - 2006 new business sales up 40%

Asset Management:

- Funds under management £104 billion at 31 December 2006 from £30 billion at listing (July 2001)

Financially strong

- Risk Capital Margin of £220m covered by surplus assets within With Profits Fund at 31 December 2006
- Life & Pensions excess capital resources in accordance with FRS 27 £1.8 billion at 31 December 2006
- Regulatory solvency: Free Asset Ratio 22.2% at 31 December 2006
- Insurer financial strength rating: Moody's A1, S&P A+, Fitch A+

For more information on Friends Provident including, photos, awards, fast facts, presentations, and media contacts please visit the media section at www.friendsprovident.com/media

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	11:56 26-Jun-07
Number	PRNUK-2606

RECEIVED

2007 AUG -8 A 6:01

Treasury Shares

26 June 2007

Friends Provident plc (the `Company') announces that following the transfer of 26,028 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Deferred Share Plan, the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each, of which 21,625,163 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	15:42 26-Jun-07
Number	PRNUK-2606

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex

For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Friends Provident plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to notification obligation: Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different): 22 June 2007

6. Date on which issuer notified: 25 June 2007

7. Threshold(s) that is/are crossed or reached: 5%

8: Notified Details

A: Voting rights attached to shares

Class/ type of shares	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
If possible use ISIN code		

Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
			Direct	Indirect	Direct	Indirect
Ordinary shares	107,579,826	107,579,826	106,378,322		106,378,322	4.9482

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	Percentage of voting rights

N/A

Total (A+B)

Number of voting rights	Percentage of voting rights
106,378,322	4.9482%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Holdings by Capital Group International, Inc.:

Capital Guardian Trust Company (no. of shares: 1,275,700; percentage: 0.059%)

Capital International Limited (no. of shares: 86,596,599; percentage: 4.028%)

Capital International S. A (no. of shares: 8,756,129; percentage: 0.407%)

Capital International, Inc. (no. of shares: 9,749,894; percentage: 0.454%)

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: R G Ellis

15. Contact telephone name: 01306 654802

For notes on how to complete form TR-1 please see the FSA website.

END

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	08:45 27-Jun-07
Number	PRNUK-2606

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	18/06/2007
6. Date on which issuer notified:	19/06/2007
7. Threshold(s) that is/are crossed or reached:	13%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggerin transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of vo right

(viii)

			Direct	Direct (x)	Indirect (xi)	Direct	In
Ord GB0030559776	282,428,048	282,428,048	15,958,909	15,958,909	252,030,428	0.74	11

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
Convertible bond	11/12/2007		1,200,000	0.06

Total (A+B)

Number of voting rights	% of voting rights
269,189,337	12.52

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain (Financial Instrument)

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Framlington	700,000	0.03256
Managed Income		
Indirect		
AXA Framlington	500,000	0.02326
Monthly Income		
Indirect		
Total Direct	0	0.00000
Total Indirect	1,200,000	0.05582
TOTAL	1,200,000	0. 05582

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
Direct		
Sun Life Unit Assurance Ltd A/c X	100,000	0.00465
Direct		

Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05814
Direct		
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05814
Indirect		
AXA UK Investment Co ICVC Distribution Fund	350,000	0.01628
Direct		
Sun Life Pensions Management Ltd	322,638	0.01501
Direct		
Sun Life Pensions Management Ltd A/c X	720,000	0.03349
Indirect		
AXA UK Group Pension Scheme	73,000	0.00340
Indirect		
AXA General Unit Trust	1,760,000	0.08187
Indirect		
AXA Financial, Inc	239,802,955	11.15438
Direct		
AXA Colonia Konzern	5,856,845	0.27243
Indirect		
AXA Colonia Konzern	177,000	0.00823
Direct		
Sun Life International (IOM) Ltd	750,000	0.03489
Indirect		
AXA France	2,331,344	0.10844
Indirect		
AXA Australia	458,865	0.02134
Indirect		
AXA Rosenberg	7,010,964	0.32611
Direct		
Sun Life International (IOM) Ltd	2,000	0.00009
Indirect		

AXA Financial, Inc *	66,300	0.00308
Direct		
Sun Life Pensions Management Ltd	53,191	0.00247
Direct		
Sun Life Pensions Management Ltd	211,450	0.00984
Direct		
Sun Life Unit Assurance Ltd	475,000	0.02209
LTAV UK Equity		
Direct		
Sun Life Unit Assurance Ltd	382,246	0.01778
FTSE All Share Tracker		
Direct		
Sun Life Pensions Management	2,062,605	0.09594
LTAV UK Equity		
Direct		
Sun Life Pensions Management	1,963,528	0.09133
FTSE All Share Tracker		
Direct		
AXA Winterthur	559,406	0.02602
Total Direct	15,958,909	0.74232
Total Indirect	252,030,478	11.72313
TOTAL	267,989,337	12.46546

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In

case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Total Voting Rights
Released	16:30 29-Jun-07
Number	PRNUK-2906

Total Voting Rights

29 June 2007

In accordance with paragraph 5.6.1(R) of the Disclosure and Transparency Rules, Friends Provident plc (the 'Company') advises that as of the close of business on 29 June 2007, the Company's issued share capital now consists of 2,171,528,063 ordinary shares of 10p each, of which 21,625,163 are treasury shares. Accordingly, the Company's capital now consists of 2,149,902,900 ordinary shares with voting rights.

This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654 802

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	09:00 10-Jul-07
Number	PRNUK-0907

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DTR 3.1.4 R(1)

10 July 2007

Friends Provident plc announces the transfer of 1,380 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme on 9 July 2007.

In addition, the Company transferred 19,095 treasury shares onto the trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.8088 per share to satisfy the obligation to issue shares to SIP participants in June 2007. The Company has received notification from the following persons discharging managerial responsibility, including the executive directors of the Company, that of the 19,095 shares acquired by the trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 6 July 2007	Total number of shares held by director and Connected Persons
A R G Gunn	69	106,125

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 6 July 2007	Total number of shares held by persons discharging managerial responsibilities and Connected Persons
S J Clamp	69	4,598
B Harrison	69	11,490
A P Jackson	69	9,062
R Sepe	69	11,423
J Stevens	69	10,667
P T Tunnicliffe	69	9,807
J A Ward	69	1,732

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 6,567 shares out of the 2,054,836 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each of which 21,604,688 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	13:42 20-Jul-07
Number	PRNUK-2007

Treasury Shares

20 July 2007

Friends Provident plc (the `Company') announces that following the transfer of 2,690 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme, the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each, of which 21,601,998 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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RECEIVED

2007 AUG -8 A 6: 41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Rule 2.10 Announcement
Released	16:46 23-Jul-07
Number	PRNUK-2307

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Friends Provident plc confirms that at the close of business on 20 July 2007, it has 2,149,926,065 ordinary shares of 10p each (the 'shares') in issue, excluding 21,601,998 shares held in treasury.

In addition, the Company has in issue £290,000,000 5.25 per cent convertible bonds due December 2007 (the 'bonds').

The ISIN references for the shares and the bonds are GB0030559776 and XS0159504801 respectively.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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2007 AUG -8 A 6:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Friends Provident PLC
TIDM	FP.
Headline	Announcement of Merger
Released	07:01 25-Jul-07
Number	8077A

RNS Number:8077A
Friends Provident PLC
25 July 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

For immediate release

25 July 2007

Merger of Friends Provident plc and Resolution plc to create Friends Financial Group plc

The Boards of Friends Provident and Resolution are pleased to announce that they have agreed the terms of a recommended all-share merger of the two companies to create Friends Financial Group plc.

The merger will create a significant new force in the UK life and pensions market. Through its combination of new business capability and cashflow generation, Friends Financial can provide shareholders with both profitable new business growth and growing dividend income. Given its enhanced scale and capability, Friends Financial will be well placed to participate in future consolidation in the UK life and pensions sector over time.

At the core of the combination is the complementary fit between Friends Provident and Resolution, which extends across products, customers, distribution, financial profiles and management.

Friends Financial will be a leading UK-based life assurer, valued at approximately £8.6 billion(1) with:

- a customer base that combines Friends Provident's approximately 2.5 million customers with Resolution's approximately 7 million customers;
- combined embedded value of £7.9 billion(2);
- assets under management of £165 billion(3);
- combined operating profits before tax of £860 million on an EEV basis(4); and
- combined profits before tax of £973 million on an IFRS basis(4).

The merger is conditional on shareholder, regulatory and other approvals.

The holding company name for the Combined Group will be Friends Financial Group plc and the Friends Provident name will become the primary brand for UK life and pensions operations after a transitional period. The Scottish Provident brand will, however, be retained.

The Directors of Friends Provident, who have been so advised by JPMorgan Cazenove, and the Directors of Resolution, who have been so advised by Lazard and Citi, each consider the terms of the merger to be fair and reasonable. The Boards of Friends Provident and Resolution intend unanimously to recommend the merger to their respective shareholders.

Merger highlights

- On completion, Resolution Shareholders and Friends Provident Shareholders are expected to hold approximately 50.9 per cent. and approximately 49.1 per cent. of the Combined Group respectively.

- Resolution Shareholders will receive 3.25 New Friends Financial Shares for each Resolution Share.

- The merger will be implemented by means of a scheme of arrangement pursuant to which existing Resolution Shares will be cancelled and new Resolution Shares will be issued to Friends Provident in exchange for an issue of New Friends Financial Shares to Resolution Shareholders.

- Friends Financial will benefit from the complementary fit between Resolution and Friends Provident. Friends Provident brings extensive UK and international new business product capabilities and strength in IFA distribution. Resolution brings strong surplus cashflow, sector-leading management of in-force business and the distribution relationship with Abbey. In addition, both groups have broad customer bases and industry management expertise.

- The Boards of Friends Provident and Resolution expect the merger to deliver significant benefits to shareholders of Friends Financial. In particular:

  - the merger is expected to generate at least £100 million in annualised pre-tax cost savings(5) and financial synergies by the end of 2010;

  - the merger is expected to be earnings per share accretive on an EEV EPS basis(6) and accretive to embedded value per share by 2009 for both Friends Provident and Resolution shareholders; and

  - in the longer term, it is expected that significant revenue benefits will be captured through taking advantage of increased scale and financial strength, cross-selling to the existing Friends Provident and Resolution customer bases and exploiting the complementary product and distribution capabilities.

- Asset management will remain central to Friends Financial's strategy with a combined total of £165 billion of funds under management as at 31 December 2006. It is proposed that RAM will be combined with F&C on terms to be agreed with the Board of F&C. F&C will continue to be separately listed and majority owned by the Combined Group.

- The Board of Directors of Friends Financial will be drawn from the Boards of Friends Provident and Resolution. Clive Cowdery will be Chairman and Sir Adrian Montague will be Deputy Chairman. Mike Biggs will be Chief Executive and Philip Moore will be Deputy Chief Executive.

Financial disciplines and dividend

- Friends Financial will have a strong balance sheet and operational cash flow

and will have a rigorous focus on core financial disciplines. In particular, it will target an IRR on new business of at least 12 per cent. over the product life cycle on a fully costed basis both in the UK and internationally.

- Friends Financial will adopt Resolution's current dividend policy and intends, in the absence of unforeseen circumstances, to declare a final dividend of 5.64 pence per share in respect of its entire issued share capital for the financial year ending 31 December 2007. Friends Provident and Resolution shareholders will remain entitled to the interim dividends, expected to be 2.70 and 9.17 pence per share respectively based on the existing dividend policies of the two companies. In total, this would represent an increase of 38 per cent. for Resolution Shareholders over the dividend they received in respect of the financial year ended 31 December 2006. The final dividend of 5.64 pence per share would represent an 8.5 per cent. increase for Friends Provident Shareholders on the final 2006 dividend. Friends Financial will target growth in dividends of at least 5 per cent. per annum thereafter.

Strategy for Friends Financial

- Friends Financial's strategy will be to:
  - become a top 5 provider, measured by new business value added, in the UK life and pensions market differentiated by its values, customer focus and service excellence;
  - continue to participate in consolidation of the UK life and pensions sector over time;
  - grow international operations in selected geographies and market segments to diversify and enhance returns; and
  - expand the multi-boutique model of asset management into a leading pan-European player.
- In UK life and pensions, the Combined Group intends to deepen its penetration of existing markets such as protection and group pensions, to harness the Resolution customer base more effectively and to expand into new market segments such as wraps, SIPPs and post-retirement products.
- In international markets, the merger brings the scale and capital to fund further expansion of FPI and Lombard.
- In asset management, a combination with RAM would bring F&C enhanced distribution. F&C will remain committed to its three year growth plan, including its multi-boutique strategy. The combined business will work closely with joint venture partners of both groups.

Structure of the merger

- The merger will be implemented by means of a scheme of arrangement under section 425 of the Companies Act and will be conditional on, amongst other things, the approval of Friends Provident Shareholders and Resolution Shareholders and the sanction of the Scheme by the Court. The merger is also conditional on regulatory clearance from the FSA and from certain overseas regulators and appropriate merger control clearances.
- Formal documentation relating to the merger is expected to be sent to Resolution Shareholders and Friends Provident Shareholders shortly after the publication of Resolution's interim results on 18 September 2007 and will contain notices of shareholder meetings expected to be held in mid-October 2007 to approve the merger.

•It is expected that the merger will complete during the fourth quarter of 2007.

Commenting on the merger, Clive Cowdery, Chairman of Resolution, said:

"Today's transaction marks a turning point in the restructuring of the UK life industry. The next period will focus on sustainable earnings growth and cash returns to shareholders. Friends Financial is exceptionally well positioned to prosper in this new environment."

Philip Moore, Chief Executive of Friends Provident, said:

"The two groups share a single strategic vision and a conviction that we can create a powerful new player in the life and pensions industry. The opportunity exists to provide products and services which will attract significant demand from customers and generate value for shareholders. Friends Financial will have all the capabilities in place to deliver on this opportunity."

Friends Provident plc is being advised by JPMorgan Cazenove. Resolution plc is being advised by Lazard and Citi.

There will be a newswire conference call today at 7.45a.m. BST and an analyst and investor presentation with a live webcast at the offices of Goldman Sachs International (River Court, 120 Fleet Street, London EC4A 2QQ) at 10.30a.m. BST. The dial in number for the newswire conference call is +44 (0) 20 7162 0025, conference call ID 760567. A copy of this announcement and the slide presentation will be available from 10.00a.m. BST on www.friendsprovident.com and www.resolutionplc.com.

Enquiries:

Friends Provident
+44 (0)845 641 7833
Sir Adrian Montague
Philip Moore
Nick Boakes

Resolution
+44 (0)20 7489 4880
Clive Cowdery
Mike Biggs
Steve Riley

JPMorgan Cazenove
+44 (0)20 7588 2828
Tim Wise
Conor Hillery

Lazard
+44 (0)20 7187 2000
Jon Hack
Edmund Dilger

Citi
+44 (0)20 7986 4000
Chris Jillings
Andrew Thompson

Finsbury
+44 (0)20 7251 3801
James Murgatroyd
Alex Simmons

Temple Bar
+44 (0)20 7002 1080
Alex Child-Villiers

Notes:

1) Based on Friends Provident's closing share price on 24 July 2007 of 196.5 pence and approximately 4,379 million shares expected to be in issue in Friends Financial following completion.

2) Combined embedded value is based on Friends Provident and Resolution net embedded values as at 31 December 2006 without adjustment for differences in methodology. Friends Provident embedded value includes F&C at its

attributable market value.

3) As at 31 December 2006.

4) For the year ended 31 December 2006. The combined EEV operating profits only include the profits of the life businesses acquired from Abbey for the half year to 31 December 2006; IFRS profits are included from 10 August 2006. EEV operating profits are stated after finance costs.

5) Annualised cost synergies arising from the proposed combination of F&C and RAM comprise £26 million. These synergies would be shared with the minority shareholders of F&C.

6) Based on underlying EEV EPS for Friends Provident and operating EEV EPS for Resolution.

This summary should be read in conjunction with the full text of the following announcement and the Appendices. The conditions to, and certain further terms of, the Merger are set out in Appendix I. Certain definitions and terms used in this announcement are set out in Appendix III.

JPMorgan Cazenove is acting as financial adviser to Friends Provident and no one else in connection with the Merger and will not be responsible to any other person for providing the protections afforded to the clients of JPMorgan Cazenove nor for providing advice in relation to the Merger or any other matter referred to in this announcement.

Lazard is acting as financial adviser to Resolution and no one else in connection with the Merger and will not be responsible to any other person for providing the protections afforded to the clients of Lazard nor for providing advice in relation to the Merger or any other matter referred to in this announcement.

Citi is acting as financial adviser to Resolution and no one else in connection with the Merger and will not be responsible to any other person for providing the protections afforded to the clients of Citi nor for providing advice in relation to the Merger or any other matter referred to in this announcement.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell, purchase or exchange or the solicitation of an offer to sell, purchase or exchange any securities or the solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. Shareholders of Friends Provident and Resolution are advised to read carefully the formal documentation in relation to the Merger once it has been despatched. The proposals relating to the Merger will be made solely through the Scheme Document, which will contain the full terms and conditions of the Merger, including details of how to vote with respect to the Scheme. Any acceptance or other response to the proposals should be made only on the basis of the information in the Scheme Document.

In particular, this announcement is not an offer of securities for sale in the United States and the New Friends Financial Shares, which will be issued in connection with the Merger, have not been, and will not be, registered under the US Securities Act of 1933 as amended (the "US Securities Act") or under the securities law of any state, district or other jurisdiction of the United States, Australia, Canada or Japan and no regulatory clearance in respect of the New Friends Financial Shares has been, or will be, applied for in any jurisdiction other than the UK. The New Friends Financial Shares may not be offered, sold, or, delivered, directly or indirectly, in, into or from the United States absent registration under the US Securities Act or an exemption from registration. The New Friends Financial Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Canada, Australia or Japan or to, or for the account or benefit of, any resident of Australia, Canada or Japan absent an exemption from registration or an exemption under relevant securities law. It is expected that the New Friends Financial Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates" within the meaning of the US Securities Act of Friends Provident or Resolution prior to, or of Friends Financial after, the Effective Date will be subject to certain transfer restrictions relating to the New Friends Financial Shares received in connection with the Scheme.

Notice to US Investors: The Merger relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement provided for under the laws of England and Wales. The Merger is subject to the disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which differ from the disclosure and other requirements of US securities laws. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of US companies.

If the Merger is implemented by way of an offer, it will be made in accordance with the procedural and filing requirements of the US securities laws, to the extent applicable. If the Merger is implemented by way of an offer, the New Friends Financial Shares to be issued in connection with such offer will not be registered under the US Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act or such other securities laws. Friends Provident does not intend to register any such New Friends Financial Shares or part thereof in the United States or to conduct a public offering of the New Friends Financial Shares in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Friends Provident or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Friends Provident or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant

securities" of Resolution by Friends Provident or of Friends Provident by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

Forward looking statements

This announcement may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward looking statements. There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are the ability to combine successfully the businesses of Friends Provident and Resolution and to realise expected synergies from that combination, changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. Neither Friends Provident nor Resolution undertakes any obligation (except as required by the Listing Rules and the Disclosure and Transparency Rules and the rules of the London Stock Exchange) to revise or update any forward looking statement contained in this announcement, regardless of whether that statement is affected as a result of new information, future events or otherwise.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

For immediate release
25 July 2007

Merger of Friends Provident plc and Resolution plc to create Friends Financial Group plc

1. Introduction

The Boards of Friends Provident and Resolution are pleased to announce that they

have agreed the terms of a recommended all-share merger of the two companies to create Friends Financial Group.

The merger creates a leading UK-based life assurer, valued at approximately £8.6 billion(1) with:

- a customer base that combines Friends Provident's approximately 2.5 million customers with Resolution's approximately 7 million customers;

- combined embedded value of £7.9 billion(2);

- assets under management of £165 billion(3);

- combined operating profits before tax of £860 million on an EEV basis(4); and

- combined profits before tax of £973 million on an IFRS basis(4).

The merger will create a significant new force in the UK life and pensions market. Through its combination of new business capability and cashflow generation, Friends Financial can provide shareholders with both profitable new business growth and growing dividend income. Given its enhanced scale and capability, Friends Financial will be well placed to participate in future consolidation in the UK life and pensions sector over time.

The Combined Group will benefit from the complementary fit between Resolution and Friends Provident. Friends Provident brings extensive UK and international new business expertise, product capabilities and strength in IFA distribution. Resolution brings strong surplus cashflow, sector-leading management of in-force business and the distribution relationship with Abbey. In addition, both groups have broad customer bases and industry management expertise.

2. Terms of the merger

The merger will be implemented by means of a scheme of arrangement pursuant to which existing Resolution Shares will be cancelled and new Resolution Shares will be issued to Friends Provident in exchange for an issue of New Friends Financial Shares to Resolution Shareholders. Under the terms of the merger, Friends Provident Shareholders will retain their shares in Friends Provident (to be renamed Friends Financial) and Resolution Shareholders will receive:

for each Resolution Share held at the relevant record date 3.25 New Friends Financial Shares.

Fractional entitlements to Friends Financial Shares under the merger will be disregarded and will not be issued.

The terms of the merger are based on the recent relative equity market capitalisations of the two companies. Upon completion of the merger, Friends Provident Shareholders will hold approximately 49.1 per cent. and Resolution Shareholders will hold approximately 50.9 per cent. of the enlarged issued share capital of Friends Financial, based on the current issued share capital of the two companies.

3. Irrevocable undertakings

Irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and in favour of the Scheme Resolutions at the Resolution EGM have been received by Friends Provident from the Resolution Directors in respect of their aggregate holding of 25,460,415 Resolution Shares, representing approximately 3.7 per cent. of the existing issued share capital of Resolution.

irrevocable undertakings to vote in favour of the merger at the Friends Provident EGM have been received by Resolution from the Friends Provident Directors in respect of their aggregate holding of 222,453 Friends Provident Shares, representing approximately 0.01 per cent. of the issued share capital of Friends Provident.

Since the merger is to be implemented by Court approval of the Scheme, the irrevocable undertakings cease to be binding in certain circumstances where the relevant directors' fiduciary duties require.

4. Background to and reasons for the merger

The merger will create a UK-based life assurer which will have the scale and financial strength to grow new business in accordance with its IRR targets and the strategic flexibility to participate in a broader range of consolidation opportunities than either Friends Provident or Resolution could do on its own.

At the core of the combination is the complementary fit between Friends Provident and Resolution that extends across products, customers, distribution, financial profiles and management capabilities.

In particular, Resolution brings:

- strong cashflow and capital base - Resolution had approximately £1.5 billion surplus cash receivable from subsidiaries during the first half of 2007, of which £695 million(5) has been used to pay down existing debt. In addition, it had a surplus of £1.4 billion in respect of the group capital adequacy test as at 31 December 2006;

- a substantial customer base of approximately 7 million customers, as well as the Abbey distribution relationship;

- strength in protection products through the Scottish Provident franchise which distributes to both IFAs and Abbey customers;

- proven expertise in extracting value from in-force business where Resolution is a leading acquiror and consolidator of closed life funds in the UK; and

- an asset management business with over £60 billion of assets under management, which is proposed to be combined, on terms to be agreed, with F&C to create a business with greater scale and opportunities.

Friends Provident brings:

- a strong new business franchise in the UK - contribution to profit from new business has grown at a compound annual rate of 36 per cent. since 2004;

- a high quality specialist international business, comprising FPI and Lombard;

- product capabilities extending across group pensions, protection, investment products and annuities as well as high net worth and high value products through Friends Provident's international operations;

- a strong brand in IFA distribution where it had an approximate 7 per cent. share of new business in 2006;

- administrative efficiency and service excellence - evidenced through its straight-through processing capabilities and its innovative e-select protection platform; and

- majority ownership of F&C, a substantial asset manager with over £100 billion

of funds under management.

By bringing these complementary strengths together, the merger will create tangible benefits for both Friends Provident and Resolution shareholders. In particular, it will create a group with:

- the financial strength and new business platform to accelerate profitable growth in the UK and internationally;
- broad distribution across the IFA and direct channels and the distribution relationship with Abbey;
- a balanced profile of embedded value earnings and cash emergence;
- annualised pre-tax cost savings and financial synergies expected to be at least £100 million by the end of 2010(6);
- an attractive dividend return with a targeted growth rate of at least 5 per cent. per annum, including an uplift to Friends Provident Shareholders through the adoption of Resolution's dividend policy;
- the strategic flexibility to pursue a broader range of both organic growth and acquisition opportunities; and
- a combined management team with a unique blend of experience.

The merger is expected to be earnings accretive on an EEV EPS basis(7) and accretive to embedded value per share by 2009 for both Friends Provident and Resolution shareholders.

5. Strategy

Friends Financial's strategy will be to:

- become a top 5 provider, measured by new business value added, in the UK life and pensions market differentiated by its values, customer focus and service excellence;
- continue to participate in consolidation of the UK life and pensions sector over time;
- grow international operations in selected geographies and market segments to diversify and enhance returns; and
- expand the multi-boutique model of asset management into a leading pan-European player.

UK life operations

New business

In 2006, the Combined Group had £4,758(8) million of combined new business sales in UK life and pensions with market leading positions in key segments of the market and a balanced distribution profile.

Friends Provident has delivered 36 per cent. compound annual growth in UK contribution to profit from new business since 2004. Friends Provident's extensive product capabilities, market-leading administration and strength in IFA distribution are complemented by Resolution's own capabilities in the protection market and its distribution relationship with Abbey.

Friends Financial intends to pursue opportunities to grow new business profitably. It will have the capital, the product capabilities and the distribution to support this objective. The group will benefit from Friends Provident's customer base of approximately 2.5 million and Resolution's customer base of approximately 7 million and the merger will provide the opportunity to apply Friends Provident's new business expertise and the shared aspiration of customer focus to the enlarged customer base.

Recognising its profile and heritage, the Friends Provident name will become the primary brand for UK life and pensions operations after a transitional period. The Scottish Provident brand will, however, be retained.

Friends Financial will seek to:

- accelerate growth in segments of the market where either Friends Provident or Resolution already has strengths, for example:
  - in protection where, bringing together the Friends Provident and Scottish Provident franchises, Friends Financial will compete more effectively with the largest providers;
  - in group pensions, where Friends Provident is a leader and where market trends present a significant opportunity for providers with the critical mass and capital resources to seize it; and
  - in annuities, where Friends Provident already sells products to a large number of customers with vesting policies on attractive margins, driven by disciplined pricing;
- apply Friends Provident's new business expertise and the Combined Group's shared customer focus to Resolution's customer base. There is a significant opportunity to broaden the product offering to Abbey, Scottish Provident and other in-force customers;
- expand into new areas as opportunities arise and new trends emerge. For example, in wraps, SIPPs and in post-retirement products where Friends Financial's natural strengths in financial and capital risk management can be applied;
- be a more compelling partner of choice in the negotiation of new distribution relationships with banks, IFAs, affinity schemes and other distribution channels; and
- participate in future consolidation opportunities in the UK life and pensions sector over time.

All new business opportunities will be subject to the strict discipline of Friends Financial's IRR target of at least 12 per cent. over the full product life cycle on a fully costed basis.

Protection will remain a core area for Friends Financial, with a combined market share of approximately 14 per cent. in this segment. Although this market remains competitive, Friends Financial's management believes that the combined strengths and scale of the Friends Provident and Scottish Provident franchises will enable the Combined Group to compete more effectively with other large providers and build further market share, whilst maintaining attractive returns.

The market for group pensions is expected to see significant growth from defined contribution pension schemes over the coming years. The Combined Group will look to build on its leading position in this market, with a combined market share of approximately 11 per cent., but will remain selective in the segments in which it chooses to participate to protect margins. It is expected that its group pensions business will exceed the Combined Group's 12 per cent. IRR target and will be self-financing by 2011.

The growth in demand for account aggregation and open architecture funds has led to the development of wrap platforms which is expected to support the growth of investment products, including bonds. This will be a key area of growth for Friends Financial. Friends Financial has the technology, service and distributor relationships that are key to capturing assets. The Combined Group's wrap platform will be rolled out through 2008, starting with an initial release in late 2007.

The demographics of an ageing UK population presents an attractive opportunity for the Combined Group to expand in the post-retirement market by selling more annuities to existing customers and by developing other structured products using Friends Financial's natural strengths in financial and capital risk management. Post-retirement is a rapidly growing segment of the UK market and maturing policies from Friends Provident's and Resolution's in-force books provide a large customer base.

In-force

Friends Financial will have one of the largest in-force businesses in the UK and will continue to extract value through operating, financial and capital efficiencies. The strong cash flows and capital generation from the Combined Group's in-force book will support the growth of profitable new business. Resolution continues to work towards the planned merger of its in-force funds by the end of 2008.

The combination of Resolution and Friends Provident will enable better servicing of Resolution's in-force customers - both its continuing relationships and holders of maturing policies. Friends Provident's brand will replace Resolution brands for in-force business over time.

International life operations

Friends Provident has a well established international business built up through acquisitions and organically, comprising FPI and Lombard. In 2006, Friends Provident's international business represented nearly 50 per cent. of Friends Provident's contribution to profit from new business, reflecting the strong growth and attractive returns from its international operations.

The merger brings the capital and scale to fund further expansion of Friends Provident's international business and that of Scottish Provident.

Friends Financial intends to grow its international operations in selected territories and product segments to diversify and enhance returns. In particular, it proposes to export its UK skills - in product design, management of distribution relationships and service through technology - to new markets enabling it to achieve strong differentiation and enhance pricing and competitiveness.

Lombard's business model is built around partnering with leading specialist advisers and distribution partners. The scale, profile and enhanced credentials of Friends Financial will make Lombard more attractive to distribution partners.

Friends Financial will continue to expand organically and by selective acquisitions in markets where attractive opportunities exist.

Asset management

Asset management will be a core activity of the Combined Group which had total funds under management of £165 billion as at 31 December 2006. Following completion of the merger, it is proposed that RAM will be combined with F&C on

terms to be agreed between the boards of the Combined Group and F&C. F&C will continue to be separately listed and majority owned by Friends Financial.

The combined asset management operations would be a leading manager of UK life fund assets as well as a significant manager of third party funds. It is estimated that total annualised cost savings of approximately £26 million before tax could be achieved from the combination of RAM and F&C.

F&C will remain committed to its three year accelerated growth plan announced with its preliminary results in March this year. Subject to reaching an agreement with the F&C Board, F&C's management will lead the integration of F&C and RAM in such a way as to build on the capabilities and skills of both businesses. The combined business will work closely with joint venture partners of both groups.

6. Financial

Potential for cost savings and financial synergies

The merger is expected to generate at least £100 million in annualised pre-tax cost savings and financial synergies by the end of 2010, to be delivered by a management team with a proven track record of successful integration.

The synergies will be achieved through:

- creating a single group management structure and head office functions;
- integrating the Combined Group's UK life and pensions operations;
- combining sales and marketing for the UK protection and Isle of Man businesses; and
- delivering a rationalised governance and financial management operating model over time around areas of best practice within the two organisations.

The figure of £100 million of pre-tax synergies includes £52 million of cost savings from the integration of the life and pensions operations and head office, £22 million from financial synergies and £26 million of total savings expected to be achieved from the combination of RAM and F&C(6).

The estimated pre-tax cost of achieving the synergies is expected to be approximately £120 million, of which £46 million relates to asset management.

These synergies are in addition to the estimated net increase in embedded value of £150 million resulting from the Resolution fund merger planned for 2008 and are calculated after Resolution's existing plans for rationalisation and cost reduction have been implemented.

Capital strength and cashflows

Friends Financial will have a strong capital position and Operational Cashflows. In particular, its Operational Cashflows are expected to be more than sufficient to fund planned new business growth (having an indicative cash requirement of £250 million per annum based on 2006 results) and dividend commitments and to provide opportunities for further investment over the next three years. Friends Financial will adhere to strict disciplines in the deployment of its resources. Capital will be returned to shareholders to the extent that sufficiently profitable investment opportunities are not identified.

The combined capital adequacy of Friends Financial based on the position at 31 December 2006 was a surplus in excess of £2.4 billion.

Financial disciplines

In achieving its strategic ambitions, the management of Friends Financial will measure its performance and assess opportunities against the following financial targets:

- new business - an IRR of at least 12 per cent. over the product life cycle on a fully costed basis both in the UK and internationally;

- acquisitions - currently a pre-leveraged IRR of at least 12 per cent. The new Board of Friends Financial will consider whether this is an appropriate discipline going forward. Its considerations will include moving to a post-leveraged IRR underpinned by a pre-leveraged margin in excess of the Combined Group's weighted average cost of capital;

- capital adequacy - maintain existing capital policies;

- credit rating - manage the balance sheet on metrics consistent with an "A" rating at holding company level (with debt to gross embedded value gearing normally in the range of 25 to 35 per cent.); and

- dividends - will only be paid out of embedded value earnings.

Financial reporting

Friends Provident and Resolution will publish their interim results for 2007 on 8 August 2007 and 18 September 2007, respectively. The preliminary announcement for the year ending 31 December 2007 will include the consolidated IFRS results for the Combined Group which will combine the full year results of Friends Provident with the post acquisition results of Resolution. A combined consolidated EEV income statement for the full year will also be presented at that time. Consolidated balance sheets on an IFRS and EEV basis for the Combined Group as at 31 December 2007 will also be included in the announcement.

7. Benefits for policyholders

Both companies share a commitment to managing life funds in a way that treats customers fairly and delivers leading standards of service. Friends Financial will maintain a continued focus on its customers, developing and promoting products and services that meet the needs of customers, providing clear information and quality of service.

Friends Financial's complementary strengths will create a customer-led organisation, seeking to add value through clear differentiation in operational excellence and financial management. These strengths are expected to enhance Friends Financial's returns from both new and in-force business.

The positive disclosure and information initiatives introduced by Resolution and Friends Provident will continue. These are designed to help policyholders make informed decisions about their policies.

8. Employees and share schemes

The Boards of Friends Provident and Resolution believe that the prospects of employees of both groups generally will be enhanced as a result of the strengthened market position and growth prospects of the Combined Group. Undertaking a merger of this size means that some redundancies will be inevitable in due course but these will be kept to a minimum and are anticipated to be fewer than would normally be expected from a merger of this magnitude. The integration process is likely to take place over a period of two to three years

and every effort will be made to minimise the number of compulsory job losses. The Combined Group intends to be flexible to employee needs and to use a variety of alternatives before implementing compulsory redundancies.

Communication and consultation with employees will play a major part in the integration process and there will be a fair and transparent process for selection of people to fill management and staff positions in the Combined Group. Management and staff positions are intended to be filled with the best people from Friends Provident and Resolution.

Friends Financial will be committed to policies and practices which are expected to provide enhanced opportunities for employees generally to learn and grow through experience and training.

The Friends Provident Board has given assurances to the Resolution Directors that, following the merger becoming effective, the existing contractual employment rights of all employees of the Resolution Group will be fully safeguarded. Any process of harmonising employment terms and conditions will be undertaken with the full involvement of recognised employee representative bodies.

Participants in the Resolution Share Schemes and the Friends Provident Share Schemes will be advised separately in due course of the impact of the merger on their entitlements and of the choices available to them.

9. Board and management

The Board of Friends Financial will comprise the Chairman, Deputy Chairman, eight other non-executive directors and six executive directors.

The Chairman will be Clive Cowdery, currently Chairman of Resolution. Sir Adrian Montague, currently Chairman of Friends Provident, will be the Deputy Chairman and senior independent director. Mike Biggs, currently Group Chief Executive of Resolution, will be Group Chief Executive of the Combined Group and Philip Moore, currently Group Chief Executive of Friends Provident, will be Deputy Group Chief Executive with specific responsibility for the Combined Group's international business, asset management operations and certain group functions.

The eight other non-executive directors will consist of Ray King, Sir Mervyn Pedelty, and Gerhard Roggemann from Friends Provident and David Allvey, Sir David Cooksey and Sir Brian Williamson from Resolution, together with two new appointments expected to be made by the time of completion of the merger. The Combined Group will establish three principal Board committees. The Governance and Nominations Committee will be chaired by Sir Adrian Montague and will comprise all the non-executive directors. The Audit Committee will be chaired by Ray King. The Remuneration Committee will be chaired by Sir David Cooksey.

In addition to the Group Chief Executive and Deputy Group Chief Executive, the executive directors will be:

Name	Position
Jim Newman	Group Finance Director
Ben Gunn	Chief Executive, Friends Provident Life and Pensions
Ian Maidens	Group Chief Actuary and Corporate Development Director
Alain Grisay	Chief Executive of F&C Asset Management

Clive Cowdery, David Allvey, Sir David Cooksey, Sir Brian Williamson, Mike Biggs, Jim Newman and Ian Maidens will join the Board of Friends Financial on completion of the merger, subject to agreement of letters of appointment or the

terms of their service contracts, as appropriate. A summary of the terms of their proposed letters of appointment or service contracts, as appropriate, will be included in the circular to be sent to Friends Provident Shareholders in relation to the merger and the Scheme Document.

In addition, an executive committee will be put in place to manage the day-to-day operations of the group.

The Combined Group expects to put in place a new long-term incentive plan that will adhere to best practice for listed companies, approval for which will be sought from Resolution and Friends Provident Shareholders in connection with the merger.

10. Branding and locations

The holding company name will be Friends Financial Group plc. In the Combined Group's core UK life and pensions operations, it is proposed to move most new business activities to the single brand of Friends Provident, reinforcing its commitment to establishing a leading market position. The Combined Group will retain the Scottish Provident brand and will build on its strength and heritage in the protection market.

The F&C brand will be used for asset management and the Lombard and Friends Provident brands will continue to be used in the international markets.

The Combined Group's head office will be Resolution's current head office in London. It is intended that the key operating locations of both Friends Provident and Resolution will be maintained.

11. Dividend policy

The Combined Group will adopt Resolution's existing dividend policy following the completion of the merger. Accordingly, the dividend policy will be to target at least 5 per cent. per annum growth, with one-third payable as an interim dividend and two-thirds payable as a final dividend. Dividends will be paid out of embedded value earnings and not out of any capital releases.

Friends Provident's and Resolution's interim dividends in respect of the year ended 31 December 2007 are unaffected. Following completion of the merger, the final dividend declared by the Combined Group is expected to be set at a level which will provide shareholders in Friends Financial with the same level of payout as would have been received by Resolution Shareholders had the merger not taken place. In the absence of unforeseen circumstances, this will result in a final dividend for Friends Financial shareholders of 5.64 pence per share, equivalent to 18.33 pence per existing Resolution Share, an increase of 38 per cent. over the final dividend for 2006 and an increase to Friends Provident Shareholders of 8.5 per cent. over the final dividend for 2006.

In addition, Resolution Shareholders who are on the register of Resolution as at close of business on 5 October 2007 will be entitled to receive Resolution's 2007 interim dividend, expected to be 9.17 pence per share, and Friends Provident Shareholders who are on the register of Friends Provident as at close of business on 12 October 2007 will be entitled to receive Friends Provident's 2007 interim dividend, expected to be 2.70 pence per share. The New Friends Financial Shares to be issued to Resolution Shareholders under the terms of the merger will not carry the right to receive Friends Provident's 2007 interim dividend.

12. Structure of the merger

The terms of the merger are based on the recent relative equity market

capitalisations of the two companies.

The merger will be implemented by means of a Court-sanctioned scheme of arrangement between Resolution and Resolution Shareholders under section 425 of the Companies Act. Under the Scheme, Resolution's entire issued share capital will be cancelled and re-issued to Friends Provident. Friends Provident will therefore be the listed holding company of the Combined Group and will change its name to Friends Financial Group plc upon the Scheme becoming effective.

Resolution Shareholders will receive:

- for each Resolution Share held at the relevant record date 3.25 New Friends Financial Shares.

Fractional entitlements to Friends Financial Shares under the merger will be disregarded and will not be issued.

The merger will be subject to the conditions and further terms set out in Appendix I, including the approval of the merger by shareholders of both Friends Provident and Resolution as described below, satisfaction of certain regulatory conditions and sanction of the Scheme by the Court.

The Scheme will require approval by a special resolution of Resolution Shareholders to be proposed at the Resolution Extraordinary General Meeting. The Scheme will also require approval separately by Resolution Shareholders at a meeting to be convened by order of the Court. The approval required at that Scheme Meeting is a majority in number representing 75 per cent. in value of those holders who vote in person or by proxy at that meeting. Once the Scheme becomes effective, the terms will be binding on all Resolution Shareholders whether or not they voted in favour.

The Scheme can only become effective if all the conditions to the merger have been satisfied or, where relevant, waived. The Scheme will become effective upon the delivery to the Registrar of Companies by Resolution of a copy of the Court Order and the registration of such order.

As a result of the size of the transaction, the merger will also require approval of Friends Provident Shareholders at the Friends Provident Extraordinary General Meeting. Friends Provident is required to prepare and send to its shareholders the Friends Provident Shareholder Circular summarising the background to and reasons for the merger (which will include a notice convening the Friends Provident Extraordinary General Meeting).

Friends Provident will also be required to publish a Prospectus in connection with the issue of the New Friends Financial Shares. The Prospectus will contain information relating to the Combined Group and the New Friends Financial Shares.

It is expected that the Scheme will become effective and that the merger will complete during the fourth quarter of 2007.

13. Merger Agreement and Inducement Fee

Friends Provident and Resolution have entered into the Merger Agreement which provides, among other things, for the implementation of the merger in accordance with an agreed indicative timetable and contains assurances and confirmations between the parties, including provisions to implement the Scheme on a timely basis and governing the conduct of the businesses of Friends Provident and Resolution during the period prior to the merger becoming effective.

Each of Friends Provident and Resolution have agreed that, immediately prior to the Court Hearings, they shall waive all remaining Conditions other than those in set out in paragraphs 1, 2, 3.1, 3.2 and 3.5 of Appendix I unless the other

party has notified it and provided reasonable evidence that an event has occurred or circumstance has arisen which is sufficient for the Panel to permit the other party to withdraw from the merger.

In addition, the Merger Agreement contains certain covenants from each party to proceed to implement the Scheme after the passing of the resolutions at the Friends Provident Extraordinary General Meeting and the Resolution Extraordinary General Meeting, in which the shareholders of Friends Provident and Resolution shall direct their respective directors, subject only to the Conditions, to use their reasonable endeavours to ensure that the Scheme becomes effective notwithstanding any Alternative Proposal or any fiduciary duties which their respective directors might otherwise have.

Each party has agreed under the Merger Agreement to pay to the other the Inducement Fee if:

- an Alternative Proposal becomes or is declared wholly unconditional, becomes effective, or is otherwise completed before or within 12 months of the date on which the merger is withdrawn, not implemented or lapses; or

- either Board does not unanimously and unqualifiedly recommend the merger or withdraws, or adversely modifies or qualifies such recommendation and the merger is withdrawn, not implemented or lapses; or

- the shareholder resolutions required by either party to implement the merger are not passed by the requisite majorities or in the case of Resolution, if it fails to obtain the sanction for the Scheme by the Court, and the merger is withdrawn, not implemented or lapses; or

- the merger is withdrawn, not implemented or lapses as a result of either party committing a breach of its obligations under the Merger Agreement which is so material as to have caused or to have contributed materially to such withdrawal, failure to implement, or lapse.

Under the Merger Agreement, Friends Provident and Resolution have undertaken that they should not offer or agree to any inducement fee or any similar arrangement with any third party prior to the termination of the Merger Agreement and have each agreed that they will not initiate or solicit any discussion for the purposes of procuring an Alternative Proposal.

Friends Provident and Resolution have also each agreed that they will notify each other of any approach regarding an Alternative Proposal, the material terms of any such approach and undertakes, subject to the directors' fiduciary duties, not to withdraw, modify or qualify their recommendation within 48 hours of such notification unless the other party confirms it is not willing to revise the Scheme or exercise its right to make a takeover offer for the other party.

Both of the parties have reserved the right in the event of an Alternative Proposal for the other party to elect to implement the merger by means of a takeover offer, such offer to be on terms no less favourable to the other party's shareholders, to be subject to a 50 per cent. acceptance condition and to remain open until day 60 under the City Code.

The Merger Agreement shall terminate in certain circumstances including, without prejudice to the rights of either party that may have arisen prior to termination and without prejudice to the Inducement Fee, if:

- the merger does not become effective on or before the Long Stop Date;

- any Condition becomes incapable of satisfaction or is invoked;

- an Alternative Proposal becomes or is declared wholly unconditional or is completed; or

•following the occurrence of any of the events triggering a payment of the Inducement Fee.

14. Current trading and outlook

Friends Provident

On 8 August 2007, Friends Provident will release its interim results for the six months to 30 June 2007. The main highlights will be:

- Total sales on a present value of new business premiums basis are up 13 per cent. at £3,428 million (2006: £3,032 million).

  - Life and pension sales in the UK are up 12 per cent. at £2,257 million (2006: £2,020 million). Protection sales are up only 2 per cent. and sales of savings and investment products fell 26 per cent. due to competitive market conditions.

  - International life and pension sales are up 16 per cent. at £1,171 million (2006: £1,012 million), reflecting a robust performance against strong comparatives from the previous year.

- The total contribution to profit from new business was up 7 per cent. at £95 million (2006: £89 million).

  - In the UK, the contribution to profit from new business was £62 million, up 17 per cent. (2006: £53 million), reflecting improvements in group pension margins, higher sales of annuities and unusually high DWP rebates, partially offset by some reductions in margins on protection and savings and investment products.

  - In International, the contribution to profit from new business was £33 million (2006: £36 million), reflecting the mix of products and territories in which sales were made.

- EEV underlying profit(9) before tax was £264 million (2006: £247 million), up 7 per cent.

  - This includes a profit of £12 million arising from the reinsurance treaty which transferred annuity longevity risk.

  - The EEV underlying profit also reflects a charge of £7 million for persistency. This reflects lapse experience to date on legacy with profit bonds in the UK and on investment portfolio bonds. There has also been a modest deterioration in persistency in old style group pension schemes, which are no longer sold. Friends Provident will monitor these trends in the second half of the year before updating its operating assumptions. If current trends continue, Friends Provident would expect to incur a total persistency charge of approximately £70 million in its full year 2007 results. The majority of the charge is expected to be for legacy products and only a small amount is expected to be for pensions business.

- IFRS underlying profit(10) before tax was £111 million (2006: £120 million), down 8 per cent. This included a benefit of £11 million from the annuity reinsurance treaty after writing off related deferred acquisition costs. The changes to the regulatory reserving bases to complete the implementation of PS06/14 will be made in the second half of 2007 and no benefit from this has been taken in the interim results.

Resolution

Resolution plans to announce its interim results for the six months to 30 June 2007 on 18 September 2007. The business is currently performing in line with management's expectations.

15. Information on Resolution

Resolution is a specialist manager of in-force UK life funds and a member of the FTSE 100 Index. It was formed on 6 September 2005 when the merger of Britannic Group and Resolution Life Group ("RLG") was completed.

Britannic's heritage dates back to 1866, but it was only in 2003 that it closed for new business to focus on acquiring closed life funds. Britannic acquired the life operations of Allianz Cornhill in December 2004 for £115 million and the Century Group in March 2005 for £45 million.

RLG was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 for £850 million and Swiss Life UK for £205 million in March 2005.

On 1 September 2006 Resolution completed the acquisition of the UK and offshore life insurance businesses of Abbey together with the associated new business infrastructure and services companies. The total consideration was £3.6 billion.

Resolution's head office is in London with significant administration operations in Wythall and Glasgow. Resolution's asset management operations are also based in Glasgow.

Resolution has total policyholder invested assets of £55 billion, comprising the financial assets and investment properties on the balance sheet at 31 December 2006. Total funds under management at that date including third party funds totalled £61 billion. Resolution's embedded value at 31 December 2006 was £4,197 million and its EEV profit before tax for the year then ended was £669 million (including the results of the acquired Abbey businesses for the second half of the year). Reported IFRS profits before tax for the year ended 31 December 2006 were £482 million including the results of the acquired Abbey businesses from 10 August 2006. Gross assets on an IFRS basis as at 31 December 2006 were £65,374 million.

The terms of the merger value the Resolution Group at £4,381 million.

16. Information on Friends Provident

Friends Provident is a leading UK financial services group and a member of the FTSE 100 Index. Founded in 1832, Friends Provident has established a reputation for innovative systems supporting unrivalled service and backed by strong ethical values.

Friends Provident has three core businesses:

- the UK Life and Pensions business is a leading UK life and pensions provider with approximately 2.5 million customers, and markets a comprehensive range of life protection, income protection, pensions and investment products for individual customers and corporate clients throughout the UK;

- the International Life and Pensions business operates throughout Europe, Asia, and the Middle East, and incorporates the Luxembourg-based company Lombard International which specialises in providing life assurance based estate planning solutions; and

- the Asset Management business - F&C Asset Management plc - manages funds of £104 billion and markets a wide range of investment products both to personal and institutional customers.

Friends Provident's head office is in Dorking, with significant functions in London, Salisbury, Exeter, Manchester and Edinburgh.

Friends Provident's total embedded value as at 31 December 2006 was £3,660 million. Reported EEV underlying profit before tax was £509 million and IFRS underlying profit before tax was £400 million in 2006. Friends Provident's interim results for the six months to 30 June 2007 will be announced on 8 August 2007.

17. Settlement, listing and dealing

It is intended that the UKLA and the London Stock Exchange will be requested respectively to cancel the listing of the Resolution Shares from the Official List and the trading in Resolution Shares on the London Stock Exchange's market for listed securities on the Effective Date. As soon as possible after the Effective Date it is intended that Resolution be re-registered as a private limited company.

Applications will be made to the UKLA and the London Stock Exchange for the New Friends Financial Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. It is expected that listing of the New Friends Financial Shares will become effective and that dealings for normal settlement will commence at 8.00a.m. on the day following the date on which the Scheme becomes effective.

Friends Provident Shareholders who hold their shares in certificated form will retain their existing certificates which will remain valid. New certificates in the name of Friends Financial will be issued when transfers to persons who wish to hold their Friends Provident Shares in certificated form are lodged for registration. Certificates for New Friends Financial Shares to be issued to Resolution Shareholders are expected to be despatched shortly after the day on which the Scheme becomes effective.

Further details on settlement, listing and dealing will be included in the documents to be sent to Friends Provident Shareholders and Resolution Shareholders.

18. Interests in shares

As at close of business on 24 July 2007, being the latest practicable date prior to the date of this announcement, save in respect of any shares held within funds under management, neither Friends Provident nor any director of Friends Provident, nor, so far as Friends Provident is aware, any party acting in concert with Friends Provident, owns or controls any Resolution Shares or any securities convertible or exchangeable into, or any rights to subscribe for or purchase, or any options to purchase any Resolution Shares or holds any derivatives referenced to Resolution Shares.

19. Securities in issue

In accordance with Rule 2.10 of the City Code, as at close of business on 24 July 2007, being the latest practicable date prior to the date of this announcement, Friends Provident has 2,149,926,065 ordinary shares of 10 pence each in issue, excluding shares held in treasury (ISIN number GB0030559776) and Resolution had 685,932,691 ordinary shares of 5 pence each in issue (ISIN number GB0004342563).

In addition, Friends Provident has in issue £290 million 5.25 per cent. Convertible Bonds due December 2007 (ISIN number XS0159504801). The conversion price is £1.71 per Friends Provident Share. Unless previously purchased,

cancelled, redeemed or converted, the Convertible Bonds will be converted on or before 11 December 2007 into New Friends Financial Shares.

20. Recommendations

The Directors of Friends Provident, who have been so advised by JPMorgan Cazenove, consider the terms of the merger to be fair and reasonable. In providing its advice to the Directors of Friends Provident, JPMorgan Cazenove has taken into account the commercial assessments of the Directors of Friends Provident.

The Directors of Friends Provident consider that the merger is in the best interests of shareholders taken as a whole and accordingly have unanimously agreed to recommend that Friends Provident Shareholders vote in favour of the resolutions relating to the merger to be proposed at the Friends Provident Extraordinary General Meeting as they have irrevocably undertaken to do in respect of their own beneficial holdings of 222,453 Friends Provident Shares representing, in aggregate, approximately 0.01 per cent. of the existing issued share capital of Friends Provident.

The Directors of Resolution, who have been so advised by Lazard and Citi, consider the terms of the merger to be fair and reasonable. In providing their advice to the Directors of Resolution, Lazard and Citi have taken into account the commercial assessments of the Directors of Resolution.

The Directors of Resolution consider that the merger is in the best interests of Resolution Shareholders as a whole and accordingly have unanimously agreed to recommend that Resolution Shareholders vote in favour of the resolutions relating to the merger to be proposed at the Resolution Extraordinary General Meeting and the Scheme Meeting as they have irrevocably undertaken to do in respect of their own beneficial holdings of 25,460,415 Resolution Shares representing, in aggregate, approximately 3.7 per cent. of the existing issued share capital of Resolution.

21. General

The merger will be governed by English law and will be subject to the jurisdiction of the English courts.

The merger will be subject to the Conditions and further terms set out herein and in Appendix 1 and to the full terms and conditions which will be set out in the Scheme Document.

The Scheme Document convening the Resolution Extraordinary General Meeting and Scheme Meeting will be sent to Resolution Shareholders, other than certain overseas shareholders, in due course. At the same time or as nearly as practicable at the same time as these documents are sent to Resolution Shareholders, the Friends Provident Shareholder Circular convening the Friends Provident Extraordinary General Meeting will be sent to Friends Provident Shareholders. In addition, a Prospectus will be made available by Friends Provident in accordance with the requirements of the Prospectus Rules.

Friends Provident reserves the right to elect to implement the merger by making a takeover offer for the entire issued and to be issued share capital of Resolution. If Friends Provident elects to implement the merger by means of a takeover offer, that offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme.

Enquiries:

Friends Provident　　　　Resolution

+44 (0)845 641 7833
Sir Adrian Montague
Philip Moore
Nick Boakes

+44 (0)20 7489 4880
Clive Cowdery
Mike Biggs
Steve Riley

JPMorgan Cazenove
+44 (0)20 7588 2828
Tim Wise
Conor Hillery

Lazard
+44 (0)20 7187 2000
Jon Hack
Edmund Dilger

Citi
+44 (0)20 7986 4000
Chris Jillings
Andrew Thompson

Finsbury
+44 (0)20 7251 3801
James Murgatroyd
Alex Simmons

Temple Bar
+44 (0)20 7002 1080
Alex Child-Villiers

There will be a newswire conference call today at 7.45a.m. BST and an analyst and investor presentation with a live webcast at the offices of Goldman Sachs International (River Court, 120 Fleet Street, London EC4A 2QQ) at 10.30a.m. BST. The dial in number for the newswire conference call is +44 (0) 20 7162 0025, conference call ID 760567. A copy of this announcement and the slide presentation will be available from 10.00a.m. BST on www.friendsprovident.com and www.resolutionplc.com.

Notes:

1) Based on Friends Provident's closing share price on 24 July 2007 of 196.5 pence and approximately 4,379 million shares expected to be in issue in Friends Financial following completion.

2) Combined embedded value is based on Friends Provident and Resolution net embedded values as at 31 December 2006 without adjustment for differences in methodology. Friends Provident embedded value includes F&C at its attributable market value.

3) As at 31 December 2006.

4) For the year ended 31 December 2006. The combined EEV operating profits only include the profits of the life businesses acquired from Abbey for the half year to 31 December 2006; IFRS profits are included from 10 August 2006. EEV operating profits are stated after finance costs.

5) Of the £695 million of surplus cash used to repay existing debt, £200 million was used to pay down amounts outstanding under a revolving credit facility, which amount is available to be re-drawn.

6) Annualised cost synergies arising from the proposed combination of F&C and RAM comprise £26 million. These synergies would be shared with the minority shareholders of F&C.

7) Based on underlying EEV EPS for Friends Provident and operating EEV EPS for Resolution.

8) Combined new business represents the full year 2006 new business sales for Friends Provident together with new business sales of the life businesses acquired from Abbey for the half year to 31 December 2006.

9) EEV underlying profit is based on expected investment return and excludes: (i) amortisation and impairment of Asset Management acquired intangible

assets (ii) effect of economic assumption changes (iii) non-recurring items; and is stated after deducting interest payable on STICS.

10) IFRS underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the ongoing performance of the Group and focus on this measure of profit in its internal monitoring of the Group's IFRS results. IFRS underlying profit is based on longer-term investment return and excludes: (i) policyholder tax, (ii) returns attributable to minority interests in policyholder funds, (iii) non-recurring items, (iv) amortisation and impairment of acquired intangible assets and present value of acquired in-force business; and is stated after deducting interest payable on STICS.

The conditions to, and certain further terms of, the Merger are set out in Appendix I. Certain definitions and terms used in this announcement are set out in Appendix III.

JPMorgan Cazenove is acting as financial adviser to Friends Provident and no one else in connection with the Merger and will not be responsible to any other person for providing the protections afforded to the clients of JPMorgan Cazenove nor for providing advice in relation to the Merger or any other matter referred to in this announcement.

Lazard is acting as financial adviser to Resolution and no one else in connection with the Merger and will not be responsible to any other person for providing the protections afforded to the clients of Lazard nor for providing advice in relation to the Merger or any other matter referred to in this announcement.

Citi is acting as financial adviser to Resolution and no one else in connection with the Merger and will not be responsible to any other person for providing the protections afforded to the clients of Citi nor for providing advice in relation to the Merger or any other matter referred to in this announcement.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell, purchase or exchange or the solicitation of an offer to sell, purchase or exchange any securities or the solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. Shareholders of Friends Provident and Resolution are advised to read carefully the formal documentation in relation to the Merger once it has been despatched. The proposals relating to the Merger will be made solely through the Scheme Document, which will contain the full terms and conditions of the Merger, including details of how to vote with respect to the Scheme. Any acceptance or other response to the proposals should be made only on the basis of the information in the Scheme Document.

In particular, this announcement is not an offer of securities for sale in the United States and the New Friends Financial Shares, which will be issued in connection with the Merger, have not been, and will not be, registered under the US Securities Act of 1933, as amended, (the "US Securities Act") or under the

securities law of any state, district or other jurisdiction of the United States, Australia, Canada or Japan and no regulatory clearance in respect of the New Friends Financial Shares has been, or will be, applied for in any jurisdiction other than the UK. The New Friends Financial Shares may not be offered, sold, or, delivered, directly or indirectly, in, into or from the United States absent registration under the US Securities Act or an exemption from registration. The New Friends Financial Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Canada, Australia or Japan or to, or for the account or benefit of, any resident of Australia, Canada or Japan absent an exemption from registration or an exemption under relevant securities law. It is expected that the New Friends Financial Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates" within the meaning of the US Securities Act of Friends Provident or Resolution prior to, or of Friends Financial after, the Effective Date will be subject to certain transfer restrictions relating to the New Friends Financial Shares received in connection with the Scheme.

Notice to US Investors: The Merger relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement provided for under the laws of England and Wales. The Merger is subject to the disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which differ from the disclosure and other requirements of US securities laws. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of US companies.

If the Merger is implemented by way of an offer, it will be made in accordance with the procedural and filing requirements of the US securities laws, to the extent applicable. If the Merger is implemented by way of an offer, the New Friends Financial Shares to be issued in connection with such offer will not be registered under the US Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act or such other securities laws. Friends Provident does not intend to register any such New Friends Financial Shares or part thereof in the United States or to conduct a public offering of the New Friends Financial Shares in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Friends Provident or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London Business Day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Friends Provident or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Resolution by Friends Provident or of Friends Provident by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the

companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

Forward looking statements

This announcement may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward looking statements. There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are the ability to combine successfully the businesses of Friends Provident and Resolution and to realise expected synergies from that combination, changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. Neither Friends Provident nor Resolution undertakes any obligation (except as required by the Listing Rules and the Disclosure and Transparency Rules and the rules of the London Stock Exchange) to revise or update any forward looking statement contained in this announcement, regardless of whether that statement is affected as a result of new information, future events or otherwise.

Appendix I

Conditions to and certain further terms of the merger

The merger will be conditional upon the Scheme becoming unconditional and effective by 31 March 2008 or such later date as Resolution and Friends Provident may agree and (if required) the Court may allow.

1 The Scheme will be subject to the following conditions:

1.1 approval by a majority in number representing not less than three-fourths in value of the holders of Scheme Shares, present and voting, whether in person or by proxy, at the Court Meeting (or any adjournment thereof) and such approval not subsequently being revoked;

1.2 the resolutions required to implement the Scheme being passed at the Resolution Extraordinary General Meeting (or any adjournment thereof); and

1.3 the sanction of the Scheme and the confirmation of the Capital Reduction by the Court (in either case with or without modification (but subject to such modification being acceptable to Friends Provident and Resolution)), office copies of the Court Order and of the minute of reduction being delivered to the Registrar of Companies and, in relation to the Capital Reduction, being registered by him.

2 The merger will be conditional upon the passing at the Friends Provident Extraordinary General Meeting (or any adjournment thereof) of such resolution or resolutions as are necessary to approve, implement and effect the merger and the acquisition of Resolution Shares pursuant to the merger or otherwise (as such resolutions may be set out in the Friends Provident Shareholder Circular, including a resolution or resolutions to increase the share capital of Friends Provident and authorise the creation and allotment of the Friends Financial Shares) and such resolutions not subsequently being revoked.

3 Friends Provident and Resolution have agreed that, subject to the provisions of paragraph 5 of this Appendix I below and the requirements of the Panel in accordance with the City Code, the Scheme will also be conditional upon, and accordingly the necessary actions to effect the merger will only be taken on, the satisfaction, or where relevant, waiver of the following Conditions:

3.1 all necessary and/or appropriate merger control clearances and approvals from Competition Authorities being obtained in terms reasonably satisfactory to Friends Provident and Resolution and all waiting or other time periods (including any extensions thereof) having expired, lapsed or terminated;

3.2 Admission becoming effective in accordance with the Listing Rules and the admission of such shares to trading becoming effective in accordance with the Admission and Disclosure Standards of the London Stock Exchange or, if Friends Provident and Resolution so determine, and subject to the consent of the Panel, the UKLA agreeing to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the merger becoming Effective;

3.3 except as (i) publicly announced in accordance with the Listing Rules or Disclosure and Transparency Rules by Friends Provident or Resolution prior to 25 July 2007, (ii) disclosed in the annual report and accounts of Resolution for the financial year ended 31 December 2006, (iii) disclosed in the annual report and accounts of Friends Provident for the financial year ended 31 December 2006, or (iv) fairly disclosed by or on behalf of Friends Provident or Resolution to the other prior to 25 July 2007, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Friends Provident Group or the wider Resolution Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the merger or because of a change in the control or management of Friends Provident or Resolution or otherwise, would or might reasonably be expected to result (in each case to an extent which is material in the context of the wider Resolution Group as a whole or the wider Friends Provident Group as a whole) in:

3.3.1 any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

3.3.2 any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or

liability arising of any action being taken thereunder;

3.3.3 any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business;

3.3.4 the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such mortgages, charge or other security interest (whenever arising or having arisen) becoming enforceable;

3.3.5 the rights, liabilities, obligations or interests of any such member in or to, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated or adversely modified or affected;

3.3.6 the value of any such member or its financial or trading position being prejudiced or adversely affected;

3.3.7 any such member ceasing to be able to carry on business under any name under which it presently does so; or

3.3.8 the creation of any liability, actual or contingent, by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Friends Provident Group or the wider Resolution Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would result in or would reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs 3.3.1 to 3.3.8 of this paragraph 3.3 (in each case to an extent which is material in the context of the wider Friends Provident Group as a whole or the wider Resolution Group as a whole);

3.4 no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person (whether or not a governmental or similar body or person) whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted or made any statute, regulation, decision or order, or having taken any other steps which would or would reasonably be expected to (in each case to an extent which is material in the context of the wider Friends Provident Group as a whole or the wider Resolution Group as a whole):

3.4.1 require, prevent or delay the divestiture, or alter the terms envisaged or agreed for any proposed divestiture by any member of the wider Friends Provident Group or any member of the wider Resolution Group of all or any portion of their respective businesses, assets or property or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any material part thereof;

3.4.2 impose any limitation on, or result in a delay in, the ability of any member of the wider Friends Provident Group or the wider Resolution Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Resolution Group or the wider Friends Provident Group or to exercise management control over any such member;

3.4.3 otherwise adversely affect the business, assets or profits of

any member of the wider Friends Provident Group or of any member of the wider Resolution Group;

3.4.4 make the merger or its implementation or the acquisition or proposed acquisition by Friends Provident or any member of the wider Friends Provident of any shares or other securities in, or control of Resolution void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise directly or indirectly, restrain, restrict, prohibit, delay or otherwise materially interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or materially interfere therewith;

3.4.5 require any member of the wider Friends Provident Group or the wider Resolution Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Resolution Group or the wider Friends Provident Group owned by any third party; or

3.4.6 result in any member of the wider Friends Provident Group or the wider Resolution Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the merger having expired, lapsed or been terminated;

3.5 all necessary filings or applications having been made in connection with the merger and all applicable waiting periods under any applicable legislation or regulations having expired and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the merger and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals (collectively "Consents") reasonably deemed necessary and/or appropriate for or in respect of, the merger having been obtained in terms and in a form reasonably satisfactory to Friends Provident and Resolution from all appropriate Third Parties or persons with whom any member of the wider Friends Provident Group or the wider Resolution Group has entered into contractual arrangements, and all such Consents together with all material Consents reasonably necessary and/or appropriate to carry on the business of any member of the wider Friends Provident Group or the wider Resolution Group remaining in full force and effect and all filings, notifications or applications necessary and/or appropriate for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the merger otherwise becomes Effective and all necessary and/or appropriate statutory or regulatory obligations in any jurisdiction having been complied with in all material respects;

3.6 except as (i) publicly announced in accordance with the Listing Rules or Disclosure and Transparency Rules by Friends Provident or Resolution prior to 25 July 2007, (ii) disclosed in the annual report and accounts of Resolution for the financial year ended 31 December 2006, (iii) disclosed in the annual report and accounts of Friends Provident for the financial year ended 31 December 2006, or (iv) fairly disclosed by or on behalf of Friends Provident or Resolution to the other prior to 25 July 2007, no member of the wider Resolution Group having, since 31 December 2006, and no member of the wider Friends Provident Group having, since 31 December 2006:

3.6.1 save as between Friends Provident and wholly-owned subsidiaries of Friends Provident, or as between Resolution and wholly-owned subsidiaries of Resolution, or for Friends Provident Shares issued pursuant to the exercise of options granted under the Friends Provident Share Schemes, or for Resolution Shares issued pursuant to the exercise of options granted under the Resolution Share Schemes, issued, authorised or proposed the issue of additional shares of any class;

3.6.2 save as between Friends Provident and wholly-owned subsidiaries of Friends Provident, or as between Resolution and wholly-owned subsidiaries of Resolution, or for the grant of options under the Friends Provident Share Schemes or the Resolution Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible or exchangeable into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

3.6.3 other than to another member of the Friends Provident Group or the Resolution Group and save as provided for in respect of Resolution or Friends Provident in this announcement, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

3.6.4 save pursuant to the merger, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest which, in any case, is not in the ordinary course of business and is material in the context of the wider Friends Provident Group taken as a whole or the wider Resolution Group taken as a whole;

3.6.5 save for intra-Friends Provident Group or intra-Resolution Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

3.6.6 issued, authorised or proposed the issue of any debentures or (save for intra-Friends Provident Group or intra-Resolution Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any guarantee or contingent liability, which in any case is material in the context of the wider Friends Provident Group taken as a whole or the wider Resolution Group taken as a whole;

3.6.7 purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph 3.6.1 above, made any other change to any part of its share capital;

3.6.8 implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which, in any case, is not in the ordinary course of business and is material in the context of the wider Friends Provident Group taken as a whole or the wider Resolution Group taken as a whole, or entered into or changed the terms of any contract with any director or senior executive;

3.6.9 entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or would be reasonably likely to be materially restrictive on the businesses of the wider Resolution Group or the wider Friends Provident Group taken as a whole or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, and in each such case is or would be reasonably likely to be material in the context of the wider Resolution Group taken as a whole or the wider Friends Provident Group taken as a whole;

3.6.10 (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or

revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

3.6.11 been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

3.6.12 made or agreed or consented to any material change to the terms or the trust deeds and rules constituting any pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis on which such liabilities of such pension schemes are funded or calculated, or agreed or consented to any change to the trustees which is material and adverse in the context of the wider HoldCo Group or the wider SchemeCo Group;

3.6.13 entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider Resolution Group or the wider Friends Provident Group other than to a nature and extent which is normal in the context of the business concerned, to an extent which is or would be reasonably likely to be material in the context of the wider Resolution Group taken as a whole or wider Friends Provident Group taken as a whole;

3.6.14 waived or compromised any claim otherwise than in the ordinary course of business and in any case which is or would be reasonably likely to be material in the context of the wider Friends Provident Group taken as a whole or the wider Resolution Group taken as a whole; or

3.6.15 entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

3.7 except as (i) publicly announced in accordance with the Listing Rules or Disclosure and Transparency Rules by Friends Provident or Resolution prior to 25 July 2007, (ii) disclosed in the annual report and accounts of Resolution for the financial year ended 31 December 2006, (iii) disclosed in the annual report and accounts of Friends Provident for the financial year ended 31 December 2006, or (iv) fairly disclosed by or on behalf of Friends Provident or Resolution to the other prior to 25 July 2007:

3.7.1 no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of the wider Friends Provident Group or the wider Resolution Group taken as a whole;

3.7.2 no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Friends Provident Group or the wider Resolution Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no inquiry or investigation by any Third Party against or in respect of any member of the wider Friends Provident Group or the wider Resolution Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the wider Friends Provident or the wider Resolution Group which in any such case would have or would reasonably be expected to have a material adverse effect on the wider Friends Provident Group or the wider Resolution Group as a whole;

3.7.3 no contingent or other liability having arisen or been identified which would have or would reasonably be expected to have a material adverse effect on the wider Friends Provident Group or the wider Resolution Group as a whole; or

3.7.4 no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider Friends Provident Group or the wider Resolution Group which is necessary for the proper carrying on of its business and the absence of which in any case would have or would reasonably be expected to have a material adverse effect on the wider Friends Provident Group or the wider Resolution Group as a whole;

3.8 save as (i) publicly announced in accordance with the Listing Rules or Disclosure and Transparency Rules by Friends Provident or Resolution prior to 25 July 2007, (ii) disclosed in the annual report and accounts of Resolution for the financial year ended 31 December 2006, or (iii) disclosed in the annual report and accounts of Friends Provident for the financial year ended 31 December 2006, Friends Provident not having discovered in relation to the wider Resolution Group and Resolution not having discovered in relation to the wider Friends Provident Group:

3.8.1 that any financial, business or other information concerning the wider Friends Provident Group or the wider Resolution Group as contained in the information publicly disclosed or disclosed to Friends Provident at any time by or on behalf of any member of the wider Resolution Group, or to Resolution at any time by or on behalf of any member of the wider Friends Provident Group, is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not materially misleading; or

3.8.2 that any member of the wider Friends Provident Group or the wider Resolution Group is subject to any liability (contingent or otherwise which is material in the context of the Friends Provident Group or the Resolution Group as a whole) which is not disclosed in the annual report and accounts of Resolution for the year ended 31 December 2006 or of Friends Provident for the year ended 31 December 2006.

4 For the purposes of these conditions the "wider Resolution Group", "wider Friends Provident Group" "subsidiary undertaking", "associated undertaking", "undertaking" and "significant interest" are defined in the definitions in Appendix 3.

5 Subject to the requirements of the Panel in accordance with the City Code:

5.1 Friends Provident reserves the right to waive, in whole or in part, all or any of the above conditions, except the conditions in paragraphs 1, 2 and 3.2, so far as they relate to Resolution, the wider Resolution Group, or any part thereof; and

5.2 Resolution reserves the right to waive, in whole or in part, all or any of the above conditions, except the conditions in paragraphs 1, 2 and 3.2, so far as they relate to Friends Provident, the wider Friends Provident Group, or any part thereof.

6 Either party may terminate the Merger Agreement if at any time prior to the conclusion of the Court Hearing any of these Conditions becomes incapable of satisfaction or is invoked by that party.

7 The merger will not proceed if, after the date of this announcement and before the Court Hearing, all necessary and/or appropriate merger control clearances and approvals from Competition authorities being obtained in terms reasonably satisfactory to Friends Provident and Resolution and all waiting or other time periods (including any extensions thereof) have expired, lapsed or terminated.

8 If Friends Provident is required by the Panel to make an offer for Resolution Shares under the provisions of Rule 9 of the City Code, Friends Provident may make such alterations to any of the above conditions as

are necessary to comply with the provisions of that Rule.

9 Friends Provident and Resolution may decide to implement the merger by way of an offer. In such event the merger will be implemented on the same terms (subject to appropriate amendments including (without limitation) an acceptance condition set at 50 per cent. of the shares to which the merger relates or such other percentage as may be required by the Panel and subject to availability of an exemption from the registration requirements of the US Securities Act and such amendments that Friends Provident deems necessary or appropriate in respect of US Securities laws), so far as applicable, as those which would apply to the implementation of the merger by means of the Scheme.

10 The merger will be governed by English Law and be subject to the jurisdiction of the English Courts, and to the Conditions set out in this announcement and in the formal Scheme Document.

11 This announcement is not an offer of securities for sale in the United States and the New Friends Financial Shares, which will be issued in connection with the merger, have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States, Australia, Canada or Japan and no regulatory clearance in respect of the Friends Financial Shares has been, or will be, applied for in any jurisdiction other than the UK. The Friends Financial Shares may not be offered or sold in the United States absent registration under the US Securities Act or an exemption from registration. It is expected that the Friends Financial shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates" (for the purposes of the US Securities Act) of Friends Provident or Resolution prior to, or of Friends Provident after, the Effective Date will be subject to certain transfer restrictions relating to the Friends Financial Shares received in connection with the merger..

Appendix II

Sources and bases

1. Unless otherwise stated:

(i)financial information relating to Resolution has been extracted (without material adjustment) from the audited annual report and accounts for Resolution for the year ended 31 December 2006;

(ii)financial information relating to Friends Provident has been extracted (without material adjustment) from the audited annual report and accounts for Friends Provident for the year ended 31 December 2006.

2. The terms of the merger value the Resolution Group at £4,381 million, based on a share price of 196.5 pence per Friends Provident Share (the Closing Price on 24 July 2007, the last practicable date prior to this announcement) and approximately 2,229 million New Friends Financial Shares to be issued to Resolution Sharehers.

3.As at the close of business on 24 July 2007, Friends Provident had in issue 2,149,926,065 ordinary shares of 10 pence each, excluding shares held in treasury; and Resolution had in issue 685,932,691 ordinary shares of 5 pence each.

4. The expected operational cost savings have been calculated on the basis of the existing cost and operating structures of the Resolution and Friends Provident Groups and, in the case of Resolution, after existing plans

for rationalisation and cost reduction have been implemented. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement is not intended to be a profit forecast and should not be interpreted to mean that the earnings per share in 2007 or any subsequent financial period, would necessarily match or be greater than those for the relevant preceding financial period.

5. The embedded value for the Combined Group at 31 December 2006 on a combined basis amounts to £7.9 billion. The embedded value methodologies adopted by Friends Provident and Resolution are materially consistent except for the reporting of covered businesses. Friends Provident and Resolution have both adopted a market-consistent approach to embedded value. However, while Friends Provident includes its service company expenses on a "look-through" basis and its asset management business at market value, Resolution includes these businesses on the basis of IFRS net worth. Other than moving to a consistent definition of covered business, the impact of fully harmonising the embedded value methodologies and assumptions would not be expected to result in a material change to the combined embedded value.

6. UK life and pensions market share figures are for the year ended 31 December 2006 and are sourced from the Association of British Insurers.

Appendix III

Definitions

In this announcement, the following definitions apply unless the context requires otherwise:

"Abbey" means Abbey National plc;

"Admission" means the admission of the Friends Financial Shares to the Official List, in accordance with the Listing Rules, and the admission of the Friends Financial Shares to trading on the London Stock Exchange's main market for listed securities in accordance with the Admission and Disclosure Standards;

"Alternative Proposal" means a transaction, or series of transactions, entered into by Friends Provident or Resolution which would be reasonably likely to preclude, impede, delay or prejudice the implementation of the Merger;

"BST" means British Summer Time;

"Business Day" means a day (other than a Saturday or Sunday or public holiday) on which banks are open for business in London;

"Capital Reduction" means the proposed reduction of Resolution's share capital in connection with the merger under section 135 of the Companies Act;

"Citi" means Citigroup Global Markets Limited;

"City Code" means the City Code on Takeovers and Mergers;

"Closing Price" means the closing middle market price of a relevant share as derived from SEDOL on any particular day;

"Combined Group" means with effect from the Effective Date, the combined Friends Provident Group/Resolution Group;

"Companies Act" or the "Act" means the Companies Act 1985 (as amended);

"Competition Authorities" shall mean (i) all the competition authorities having jurisdiction over the merger and to which notification of the merger is mandatory and/or appropriate, under applicable merger control laws, and (ii) the UK competition authorities, should they have jurisdiction over the merger under applicable merger control laws;

"Conditions" means the conditions to the merger set out in Appendix I to this announcement;

"Court" means the High Court of Justice in England and Wales;

"Court Hearings" means the hearings by the Court of the petition to sanction the Scheme and to confirm the cancellation of the entire issued share capital of Resolution provided by the Scheme under section 137 of the Companies Act;

"Court Order" means the orders of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the Capital Reduction;

"Disclosure and Transparency Rules" means the Disclosure and Transparency Rules, as published by the FSA;

"Effective" means the Scheme having become effective pursuant to its terms;

"Effective Date" means the date on which the Scheme becomes Effective;

"F&C" means F&C Asset Management plc;

"Friends Financial" means Friends Financial Group plc, being Friends Provident following its change of name on the Effective Date and the holding company of the Combined Group;

"FPI" means Friends Provident International;

"Friends Provident" means Friends Provident plc;

"Friends Provident Extraordinary General Meeting" means the extraordinary general meeting of Friends Provident Shareholders to consider and, if thought fit, to approve the merger and to pass certain other resolutions in connection with the merger;

"Friends Provident Group" means Friends Provident, its subsidiaries and subsidiary undertakings;

"Friends Provident Shares" means ordinary shares of 10 pence each in the capital of Friends Provident;

"Friends Provident Shareholders" means the holders of Friends Provident Shares;

"Friends Provident Shareholder Circular" the circular to be dispatched to Friends Provident Shareholders outlining the merger and containing the notice convening the Friends Provident Extraordinary General Meeting;

"Friends Provident Share Schemes" means The Friends Provident plc Executive Long Term Incentive Plan; The Friends Provident plc Executive Share Option Scheme; The Friends Provident plc Deferred Bonus Plan 2005; The Friends Provident plc Share Incentive Plan; The Friends Provident plc Inland Revenue Approved Sharesave plan;

"FSA" means the Financial Services Authority;

"Inducement Fee" means the fee in the maximum amount permitted under the City Code payable by Friends Provident to Resolution, or by Resolution to Friends

Provident as set out in the Merger Agreement;

"JPMorgan Cazenove" means JPMorgan Cazenove Limited;

"Lazard" means Lazard & Co., Ltd;

"Listing Rules" means the rules and regulations of the UKLA, as amended from time to time and contained in the UKLA's publication of the same name;

"Lombard" means Lombard International Assurance SA;

"London Stock Exchange" means London Stock Exchange plc;

"Long Stop Date" means 31 March 2008 (or such later time or date as Friends Provident and Resolution may agree, with the approval of the Court and/or the Panel if required);

"Merger" means the merger of Friends Provident and Resolution;

"Merger Agreement" means the agreement, dated 25 July 2007, between Friends Provident and Resolution governing implementation of the merger;

"New Friends Financial Shares" means the new Friends Financial shares proposed to be issued, credited as fully paid up, pursuant to the merger;

"Official List" means the official list of the UKLA;

"Operational Cashflows" means the combined earnings and capital releases from the operating companies within Friends Financial Group;

"Panel" means the Panel on Takeovers and Mergers;

"pence" and "£" means the lawful currency of the United Kingdom;

"Prospectus" means the prospectus, or document equivalent to a prospectus, to be published by Friends Provident in respect of Admission;

"RAM" means Resolution Asset Management;

"Registrar of Companies" means the Registrar of Companies in England and Wales, within the meaning of the Companies Act;

"Resolution" means Resolution plc;

"Resolution Extraordinary General Meeting" means the extraordinary general meeting of Resolution Shareholders to be convened for the purposes of considering and, if thought fit, approving certain resolutions required to implement or appropriate in connection with the Scheme and the merger;

"Resolution Group" means Resolution, its subsidiaries and subsidiary undertakings;

"Resolution Shareholders" means the holders of Resolution Shares;

"Resolution Shares" means the ordinary shares of 5 pence each in the capital of Resolution;

"Resolution Share Schemes" means Resolution 1998 Unapproved Share Option Scheme; Resolution 1998 Approved Share Option Scheme; Resolution 1998 Savings Related Share Option Scheme; Resolution 2002 Long Term Incentive Plan; Resolution 2005 Long Term Incentive Plan; Resolution 2005 Savings Related Share Option Scheme; Resolution Share Matching Plan 2006; Resolution Deferred Bonus Plan 2007;

"Scheme" means the proposed scheme of arrangement of Resolution under section

425 of the Act including the cancellation of the entire issued share capital of Resolution under section 135 of the Act, as modified or varied;

"Scheme Document" means the document to be dispatched to Resolution Shareholders in relation to the Scheme comprising the particulars required by section 426 of the Companies Act;

"Scheme Meeting" means the meeting of the Scheme Shareholders to be convened by an order of the Court under section 425 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without amendment) and any adjournment thereof;

"Scheme Record Time" means 6.00pm on the Business Day immediately preceding the Effective Date;

"Scheme Shareholders" means the holders of Scheme Shares;

"Scheme Shares" means (a) the existing unconditionally issued Resolution Shares at the date of the Scheme Document; (b) any further Resolution Shares which are unconditionally issued after the date of the Scheme Document but before the Scheme Voting Record Time; and (c) any Resolution Shares issued at or after the Scheme Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme; in each case other than any Resolution Shares beneficially owned by Friends Provident;

"Scheme Voting Record Time" means 48 hours prior to the time at which the Scheme Meeting is held or, if the Scheme Meeting is adjourned, 48 hours prior to the time of such adjourned meeting;

"Scottish Provident" means Scottish Provident International Life Assurance;

"SEDOL" means the London Stock Exchange Daily Official List;

"significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in the Companies Act) in a company;

"subsidiary", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings ascribed to them under the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose;

"wider Friends Provident Group" means Friends Provident and its subsidiary undertakings, associated undertakings and other undertakings in which Friends Provident and/or such undertakings (aggregating their interests) have a significant interest;

"wider Resolution Group" means Resolution and its subsidiary undertakings, associated undertakings and other undertakings in which Resolution and/or such undertakings (aggregating their interests) have a significant interest;

"UK Listing Authority" or "UKLA" means the Financial Services Authority in the UK acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

"US" or "United States" means the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia; and

"US Securities Act" means the United States Securities Act of 1933 (as amended).

Unless otherwise stated, all times referred to in this announcement are references to London time.

Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Appendix IV

Schedule of irrevocable undertakings

Name of Friends Provident Director	Number of Friends Provident Shares	Percentage of Friends Provident issued share capital
Sir Adrian Montague	6,174	0.0003
Philip Moore	53,084	0.002
Jim Smart	19,205	0.0009
Alain Grisay	NONE	N/A
Ben Gunn	106,125	0.005
Lady Judge	17,865	0.0008
Ray King	10,000	0.0005
Alison Carnwath	10,000	0.0005
Sir Mervyn Pedelty	NONE	N/A
Gerhard Roggemann	NONE	N/A
Total	222,453	0.0103

Resolution

Name of Resolution Director	Number of Resolution Shares	Percentage of Resolution issued share capital
Clive Cowdery	20,548,532	2.9957
Malcolm Williamson	37,777	0.0055
Sir Brian Williamson	37,777	0.0055
David Allvey	1,133	0.0002
Sir David Cooksey	371,553	0.0542
Paul Spencer	4,722	0.0007
Adam Shishmanian	NONE	N/A
David Woods	11,474	0.0017
Mike Biggs	1,482,483	0.2161
Jim Newman	NONE	N/A
Ian Maidens	1,482,482	0.2161
Brendan Meehan	1,482,482	0.2161

Total	25,460,415	3.7118

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Rule 2.10 Announcement - amendment
Released	14:34 26-Jul-07
Number	PRNUK-2607

Rule 2.10 Announcement - Amendment

Amendment to announcement made 23 July 2007

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Friends Provident plc confirms that at the close of business on 20 July 2007, it has 2,149,926,065 ordinary shares of 10p each (the 'shares') in issue excluding 21,601,998 shares held in treasury.

In addition, the Company has in issue 289,999 5.25 per cent convertible bonds due December 2007 (the 'bonds') with a nominal value of £1,000 each.

The ISIN references for the shares and the bonds are GB0030559776 and XS0159504801 respectively.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	09:36 31-Jul-07
Number	PRNUK-3107

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii): AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 29/07/2007

6. Date on which issuer notified: 30/07/2007

7. Threshold(s) that is/are crossed or reached: 12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggerin transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of vo right

(viii)

			Direct	Direct (x)	Indirect (xi)	Direct	In
Ord GB0030559776	258,143,150	258,143,150	15,456,340	15,456,340	241,658,711	0.72	11

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
Convertible bond		11/12/2007	1,200,000	0.06

Total (A+B)

Number of voting rights	% of voting rights
258,315,051	12.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain (Financial Instrument)

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Framlington Managed Income Indirect	700,000	0.03256
AXA Framlington Monthly Income Indirect	500,000	0.02326
Total Direct	0	0.00000
Total Indirect	1,200,000	0.05582
TOTAL	1,200,000	0. 05582

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
Sun Life Unit Assurance Ltd A/c X Direct	100,000	0.00465
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05814

Direct		
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05814
Direct		
AXA UK Investment Co ICVC	350,000	0.01628
Distribution Fund		
Indirect		
Sun Life Pensions Management Ltd	322,638	0.01501
Direct		
Sun Life Pensions Management Ltd A/c X	720,000	0.03349
Direct		
AXA UK Group Pension Scheme	73,000	0.00340
Indirect		
AXA General Unit Trust	785,000	0.03651
Indirect		
AXA Financial, Inc	232,334726	10.80664
Indirect		
AXA Colonia Konzern	5,346,845	0.24870
Direct		
Sun Life International (IOM) Ltd	750,000	0.03488
Direct		
AXA France	2,349,579	0.10929
Indirect		
AXA Australia	458,865	0.02134
Indirect		
AXA Rosenberg	5,241,241	0.24379
Indirect		
Sun Life International (IOM) Ltd	2,000	0.00009
Direct		
AXA Financial, Inc *	66,300	0.00308
Indirect		
Sun Life Pensions Management Ltd	53,191	0.00247

Direct

Sun Life Pensions Management Ltd	211,450	0.00984
Direct		
Sun Life Unit Assurance Ltd	475,000	0.02209
LTAV UK Equity		
Direct		
Sun Life Unit Assurance Ltd	382,246	0.01778
FTSE All Share Tracker		
Direct		
Sun Life Pensions Management	2,062,605	0.09594
LTAV UK Equity		
Direct		
Sun Life Pensions Management	1,963,528	0.09133
FTSE All Share Tracker		
Direct		
AXA Winterthur	566,837	0.02637
Direct		
Total Direct	15,456,340	0.71892
Total Indirect	241,658,711	11.24033
TOTAL	257,115,051	11.95925

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person

acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying

party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Regulatory Announcement

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Total Voting Rights
Released	16:30 31-Jul-07
Number	PRNUK-3107

Total voting rights

31 July 2007

In accordance with Disclosure and Transparency Rule 5.6.1., Friends Provident plc (the 'Company') advises that as of the close of business on 31 July 2007, the Company's issued share capital now consists of 2,171,528,063 ordinary shares of 10p each, of which 21,601,998 are treasury shares. Accordingly, the Company's capital now consists of 2,149,926,065 ordinary shares with voting rights.

The above figure of 2,149,926,065 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654 802

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	09:36 31-Jul-07
Number	PRNUK-3107

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	29/07/2007
6. Date on which issuer notified:	30/07/2007
7. Threshold(s) that is/are crossed or reached:	12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggerin transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of vo right

(viii)

			Direct	Direct (x)	Indirect (xi)	Direct	In
Ord GB0030559776	258,143,150	258,143,150	15,456,340	15,456,340	241,658,711	0.72	11

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
Convertible bond		11/12/2007	1,200,000	0.06

Total (A+B)

Number of voting rights	% of voting rights
258,315,051	12.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain (Financial Instrument)

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Framlington Managed Income Indirect	700,000	0.03256
AXA Framlington Monthly Income Indirect	500,000	0.02326
Total Direct	0	0.00000
Total Indirect	1,200,000	0.05582
TOTAL	1,200,000	0. 05582

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
Sun Life Unit Assurance Ltd A/c X Direct	100,000	0.00465
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05814

Direct		
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05814
Direct		
AXA UK Investment Co ICVC Distribution Fund	350,000	0.01628
Indirect		
Sun Life Pensions Management Ltd	322,638	0.01501
Direct		
Sun Life Pensions Management Ltd A/c X	720,000	0.03349
Direct		
AXA UK Group Pension Scheme	73,000	0.00340
Indirect		
AXA General Unit Trust	785,000	0.03651
Indirect		
AXA Financial, Inc	232,334726	10.80664
Indirect		
AXA Colonia Konzern	5,346,845	0.24870
Direct		
Sun Life International (IOM) Ltd	750,000	0.03488
Direct		
AXA France	2,349,579	0.10929
Indirect		
AXA Australia	458,865	0.02134
Indirect		
AXA Rosenberg	5,241,241	0.24379
Indirect		
Sun Life International (IOM) Ltd	2,000	0.00009
Direct		
AXA Financial, Inc *	66,300	0.00308
Indirect		
Sun Life Pensions Management Ltd	53,191	0.00247

Direct		
Sun Life Pensions Management Ltd	211,450	0.00984
Direct		
Sun Life Unit Assurance Ltd	475,000	0.02209
LTAV UK Equity		
Direct		
Sun Life Unit Assurance Ltd	382,246	0.01778
FTSE All Share Tracker		
Direct		
Sun Life Pensions Management	2,062,605	0.09594
LTAV UK Equity		
Direct		
Sun Life Pensions Management	1,963,528	0.09133
FTSE All Share Tracker		
Direct		
AXA Winterthur	566,837	0.02637
Direct		
Total Direct	15,456,340	0.71892
Total Indirect	241,658,711	11.24033
TOTAL	257,115,051	11.95925

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person

acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying

party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

END

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